                                        Filed by The Chase Manhattan Corporation

                Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                 Subject Company: J.P. Morgan & Co. Incorporated
                                                      Commission File No. 1-5885


                                                          Date: November 8, 2000

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between Chase and J.P. Morgan, including future financial and operating results, Chase's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan's and Chase's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the risk that the businesses of Chase and J.P. Morgan will not be combined successfully; the risk that the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; the risk that the integration process may result in the disruption of ongoing business or the loss of key employees or may adversely effect relationships with employees and clients; the risk that stockholder or required regulatory approvals of the merger will not be obtained or that adverse regulatory conditions will be imposed in connection with a regulatory approval of the merger; the risk of adverse impacts from an economic downturn; the risks associated with increased competition, unfavorable political or other developments in foreign markets, adverse governmental or regulatory policies, and volatility in securities markets, interest or foreign exchange rates or indices; or other factors impacting operational plans. Additional factors that could cause Chase's and J.P. Morgan's results to differ materially from those described in the forward-looking statements can be found in the 1999 Annual Reports on Forms 10-K of Chase and J.P. Morgan, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov) and in Chase's Registration Statement on Form S-4 referred to below.

Chase has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission containing a preliminary joint proxy statement-prospectus regarding the proposed transaction. Stockholders are urged to read the definitive joint proxy statement-prospectus when it becomes available because it will contain important information. The definitive joint proxy statement-prospectus will be sent to stockholders of Chase and J.P. Morgan seeking their approval of the proposed transaction. Stockholders also will be able to obtain a free copy of the definitive joint proxy statement-prospectus, as well as other filings containing information about Chase and J.P. Morgan, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the definitive joint proxy statement-prospectus and the SEC filings that will be incorporated by reference in the definitive joint proxy statement-prospectus can also be obtained, without charge, by directing a request to The Chase Manhattan Corporation, 270 Park Avenue, New York, NY 10017, Attention: Office of the Corporate Secretary (212-270-6000), or to J.P. Morgan & Co. Incorporated, 60 Wall Street, New York, NY 10260, Attention: Investor Relations (212-483-2323). Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the materials filed with the SEC by J.P. Morgan and Chase on September 13, 2000 and September 14, 2000, respectively.


[The following slides were used in connection with a presentation on November 8, 2000 by Dina Dublon, Chief Financial Officer of The Chase Manhattan Corporation, at the Pace University Executive in Residence Program.]

                     GLOBALIZATION: WHAT IT TAKES TO COMPETE


                                 PACE UNIVERSITY
                         EXECUTIVE IN RESIDENCE PROGRAM
                             DINA DUBLON, EVP & CFO
                          CHASE MANHATTAN CORPORATION

"ITS AGGRAVATING, WE HAVE NOTHING TO DO WITH RUSSIA OR ASIA. WE'RE JUST A LITTLE DOMESTIC BUSINESS TRYING TO GROW, BUT WE'RE PREVENTED BECAUSE OF THE WAY THESE GOVERNMENTS RUN THEIR COUNTRIES."

       Douglas Hanson
       CEO of Rocky Mountain Internet

CHALLENGES TO OPERATING GLOBALLY
-------------------------------------------------

        >       Adapting the organization

        >       Balancing "global" vs. "local"

        >       Identifying competitive advantages

        >       Agility and resilience

        >       Redefining social responsibility

PITFALLS OF NOT KNOWING THE LANGUAGE...

                         THE CHASE/J.P. MORGAN MERGER

                        A Case Study on Globalization

MEETS THE CRITERIA FOR SUCCESSFUL MERGERS
-----------------------------------------


     >    STRATEGIC FIT



     >    Experience drives execution and integration



     >    Financially beneficial

KEY DRIVERS OF GROWTH
---------------------

>   UNPARALLELED CLIENT BASE

                                                PEOPLE              EXTENDS
>   LEADING GLOBAL CAPABILITIES              >   &               >  COMPETITIVE
                                                TECHNOLOGY          ADVANTAGE

>   PRODUCT LEADERSHIP IN GROWTH MARKETS

The new competitive model
--------------------------------------------------------------------------------
SERVING THE SPECTRUM OF CLIENTS' NEEDS GLOBALLY

                             ---------                ----------
                                M&A                     Equity
                             ---------                ----------

     -----------
       Private                                                                --------------
       Equity                                                                   Public Debt
     -----------                                                              --------------

-----------                          ---------------
   FX &                                  CLIENT                                    -----------
Derivatives                             ADVISORY                                    Bank Debt
-----------                           RELATIONSHIP                                 -----------
                                     --------------
  ----------                                                                      ---------
   Research                                                                        Sales &
  ----------                                                                       Trading
                                                                                  ---------
        ------------                                                         -------------
         Operating                                                            Structuring
          Services                                                           -------------
        -----------

                                     ------------
                                        Wealth
                                      management
                                     ------------


COMPLEMENTARY STRENGTHS
-----------------------
UNPARALLELED CLIENT BASE

J.P. MORGAN                                        CHASE
-----------                                        -----
X  Blue Chip Investment Grade           X   Non-Investment Grade
X  Europe                               X   New Economy/Emerging Growth
X  Japan                                X   Asia (ex-Japan)
                                        X   Financial Sponsors

                     J.P. MORGAN AND CHASE
                     ---------------------
                     X  Latin America
                     X  U.S. Corporates
                     X  High Net Worth
                     X  Financial Institutions
                     X  Institutional Investors

ABILITY TO INTEGRATE AND EXECUTE
--------------------------------

        >   Track record of successful integrations

        >   Inclusive approach to integration

        >   Common cultural elements

        >   More focused, less complex than prior mergers

        >   Retention driven by opportunity and incentives

SYNERGIES DRIVE PROFITABILITY AND GROWTH
----------------------------------------

     >   Incremental revenue of $1 billion

         -  net $400 million after incremental expenses


     >   Savings of $1.5 billion

         -  11% of total relevant combined expenses

         -  Fully in place by end of year 2

         -  Business by business review under way

PRO FORMA LINE OF BUSINESS RESULTS
----------------------------------
($ IN BILLIONS)

                                                                LTM PRO FORMA(1)
                                                                ----------------
                                                                           AFTER-TAX
                                                            REVENUES     CASH EARNINGS
                                                            --------     -------------
                    Investment Banking                       $16.6           $4.0

WELL BALANCED       Wealth Management                          4.0            0.6

                  > Private Equity                             2.6            1.4

HIGHER GROWTH       Operating Services                         3.4            0.6

                    National Consumer Svcs.                    9.9            1.8

Note:
(1) Last twelve months (LTM) ending September 30, 2000; pro forma, including Robert Fleming

PRO FORMA J.P. MORGAN CHASE & CO. (WHOLESALE BANKING)
-----------------------------------------------------
($ BILLIONS)


                  [CASH OPERATING INCOME - 9MOS 00 BARGRAPH]

                        CitiGroup(1)     J.P. Morgan Chase & Co.(2)               MSDW(3)     Merrill Lynch        Goldman Sachs
Investment Bank            5.7                   3.7                              3.7         3.1                  2.7
Global Services             --                    .5                               --          --                   --
                           ---                   ---                              ---         ---                  ---
    Total                  5.7                   4.2                              3.7         3.1                  2.7


Note: Cash income is after-tax
-----
(1) Includes SSB, Global Relationship Banking, Emerging Markets, Private Banking, Asset Management and Investment Activities

(2) Includes Investment Bank, Wealth Management, Private Equity and Global Services; includes Robert Fleming results since 8/1/00

(3)  Excludes Discover Credit Services

The case for higher valuation


    > Higher growth

    > Leadership drives higher returns

    > Greater diversification/risk reduction

    > Free cash flow generation

    > Completes the platform

RELATIVE STOCK PRICE MOVEMENTS
------------------------------
SINCE 9/4/00


                    10/30 PRICE     %O/(U) 9/13
                    -----------     -----------
CMB                   $43.75             (14%)
AVG. Sec. Firms                          (14%)

                                        P/E(1)
                                        ------
CMB                                      9.82
AVG. Sec. Firms(2)                      15.18
AVG. Large Banks(3)                      9.72



    [RELATIVE STOCK PRICE MOVEMENTS LINE GRAPH, STOCK PRICE AS A PERCENTAGE OF
     CLOSING PRICE ON 9/13]

   DATE        CMB       Average Sec. Firms*
   9/4         111%           103%
   9/5         113%           103%
   9/6         111%           101%
   9/7         113%           100%
   9/8         114%           100%
   9/11        113%           103%
   9/12        104%           102%
   9/13        100%           100%                ANNOUNCEMENT DATE
   9/14        100%           101%
   9/15         97%            98%
   9/18         92%            93%
   9/19         92%            95%
   9/20         92%            94%
   9/21         88%            90%
   9/22         93%            91%
   9/25         93%            93%
   9/26         91%            90%
   9/27         90%            88%
   9/28         92%            91%
   9/29         91%            92%
   10/2         94%            94%
   10/3         92%            94%
   10/4         90%            91%
   10/5         88%            94%
   10/6         85%            88%
   10/9         83%            85%
   10/10        81%            82%
   10/11        80%            83%
   10/12        75%            76%
   10/13        78%            82%
   10/16        78%            83%
   10/17        75%            80%
   10/18        73%            80%
   10/19        77%            84%
   10/20        76%            87%
   10/23        76%            84%
   10/24        79%            86%
   10/25        79%            83%
   10/26        79%            81%
   10/27        84%            83%
   10/30        86%            86%

Notes:
------

(1) P/E Based on 2001 EPS Mean (Source: First Call); P/E Based on Cash EPS for Chase, Merrill Lynch, First Union, Fleet Boston and BankAmerica

(2) Sec. firms represents Goldman Sachs, Merrill Lynch, Citigroup and Morgan Stanley Dean Witter

(3)  Large Banks represents Bank One, First Union, Fleet Boston and BankAmerica

* Average Sec. Firms represents the relative stock price movements of Goldman Sachs, Merrill Lynch, Citigroup and Morgan Stanley Dean Witter

                           Supplemental Information

COMPLEMENTARY STRENGTHS
-----------------------
PRODUCT LEADERSHIP IN GROWTH MARKETS

J.P. MORGAN                                     CHASE
-----------                                     -----
X  Equity Underwriting                      X   New Economy and Asian Equities
X  Equity & Structured Derivatives          X   FX & Interest Rate Derivatives
X  Global M&A - Europe                      X   Global M&A
X  Europe Fixed Income                      X   Syndicated & Leveraged Finance
X  U.S. Asset Management                    X   European & Asian Asset Mgmt.
X  LabMorgan                                X   Chase.com
                                            X   Operating Services

A LEADER IN WEALTH MANAGEMENT
-----------------------------

                   ASSETS UNDER MANAGEMENT AS OF 12/31/99(1)
                   -----------------------------------------

RANK          US INSTITUTIONS                              AUM ($B)
----          ---------------                              --------
1             Fidelity Investments                         $956
2             Barclays Global Advisors                      783
3             J.P. MORGAN/CHASE PRO FORMA(2)                720
4             State Street Global Advisors                  672
5             Capital Group Cos.                            558
6             Merrill Lynch Asset Mgmt                      557
7             Mellon Financial                              463
8             AXA Financial                                 463
9             Morgan Stanley Dean Witter                    420
10            Citigroup                                     419

NOTES:
Source: Institutional Investor
(1) Global rankings of investment management firms by assets under management ("AUM")
(2) Includes $48 billion for pro rata share of American Century; pro forma for Robert Fleming

A leader in wealth management
--------------------------------------------------------------------------------
A BALANCED BUSINESS

   PRO FORMA BY ASSET CLASS(1)                         PRO FORMA BY GEOGRAPHIC REGION(1)
 ------------------------------                      ------------------------------------
CASH/OTHER                      23%                   USA                               65%
EQUITIES                        52%                   INTERNATIONAL                     35%
FIXED INCOME                    25%
                                                      [PRO FORMA BY GEOGRAPHIC REGION(1) PIE CHART]
[PRO FORMA BY ASSET CLASS PIE CHART]


                                 PRO FORMA BY CLIENT(1)
                                 ----------------------
                     INSTITUTIONAL                           60%
                     PRIVATE CLIENT                          40%

                        [PRO FORMA BY CLIENT(1) PIE CHART]

Note:

(1) Assets under management as of 12/31/99. Includes $48 billion for pro rata share of American Century; pro forma for Robert Fleming

This presentation contains statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Chase's and J.P Morgan's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These uncertainties include: the risk that the businesses of Chase and J.P. Morgan will not be combined successfully; the risk that the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; the risk that the integration process may result in the disruption of ongoing business or the loss of key employees or may adversely effect relationships with employees and clients; the risk that stockholder or required regulatory approvals of the merger will not be obtained or that adverse regulatory conditions will be imposed in connection with a regulatory approval of the merger; the risk of adverse impacts from an economic downturn; the risks associated with increased competition, unfavorable political or other developments in foreign markets, adverse governmental or regulatory policies, and volatility in securities markets, interest or foreign exchange rates or indices; or other factors impacting operational plans. Additional factors that could cause Chase's and J.P. Morgan's results to differ materially from those described in the forward-looking statements can be found in the 1999 Annual Reports on Form 10-K of Chase and J.P. Morgan and in the Registration Statement on Form S-4 filed by Chase on October 5, 2000 with the Securities and Exchange Commission.


The proposed transaction will be submitted to Chase's and J.P. Morgan's stockholders for their consideration. Such stockholders should read the definitive joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Stockholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Chase and J.P. Morgan, without charge, at the SEC's internet site (http://www.sec.gov). Copies of the definitive joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, without charge, by directing a request to The Chase Manhattan Corporation, 270 Park Avenue, New York, NY 10017, Attention: Office of the Corporate Secretary (212-270-6000) or to J.P. Morgan, 60 Wall Street, New York, NY 10260, Attention: Investor Relations (212-483-2323). Information regarding the participants in the proxy solicitation and a description of their direct and indirect interest, by security holdings or otherwise, is contained in the materials filed with the SEC by each of J.P. Morgan and Chase on September 13 and 14, 2000, respectively.